UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Fourth Quarter Results 2019

Azul Reports Adjusted Net Income of R$1.2 billion in 2019

Operating margin was 24.1% in 4Q19 and 17.8% for the full year

São Paulo, March 12th, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), the largest airline in Brazil by number of cities and departures, announces today its results for the fourth quarter of 2019 (“4Q19”) and for the full year 2019. The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights
▪

Adjusted operating income was R$782.8 million in 4Q19, representing a record margin of 24.1%. Operating margin was 17.8% for the full year, in line with the Company’s guidance and 2.1 percentage points higher than in 2018.

▪

Adjusted EBITDA increased 61.8% to R$1.2 billion, representing a margin of 37.8% in 4Q19, making Azul one of the most profitable airlines in the world. For the full year, adjusted EBITDA increased 34.0% reaching R$ 3.6 billion.

▪	Recurring net income totaled R$436.7 million, compared to R$96.6 million in 4Q18. For the full year, net income came in at R$1.2 billion, compared to R$896.6 million in 2018.

Financial results (R$ million)[1]	4Q19	4Q18	% ∆	2019	2018	% ∆
Operating revenues	3,251.9	2,455.2	32.5%	11,442.3	9,057.1	26.3%
Operating income	782.8	428.3	82.8%	2,031.4	1,419.9	43.1%
Operating margin	24.1%	17.4%	+6.6 p.p.	17.8%	15.7%	+2.1 p.p.
EBITDA	1,229.6	760.1	61.8%	3,622.8	2,703.9	34.0%
EBITDA margin	37.8%	31.0%	+6.9 p.p.	31.7%	29.9%	+1.8 p.p.
Net income adjusted for foreign currency exchange	436.7	96.6	352.2%	1,215.7	896.6	35.6%
Adjusted EPS[2]	1.27	0.28	350.1%	3.54	2.62	35.5%
Adjusted EPADR[2]	0.94	0.22	332.7%	2.64	2.02	30.3%

1 Adjusted for non-recurring items totaling R$3.2 billion in 2019 and R$226.3 million in 2018. For more information, see page 12.

2 EPS and EPADR adjusted for foreign currency exchange. One ADR equals three preferred shares (PNs).

▪	RASK increased 1.5% in 4Q19 and 3.4% in the full year compared to the same periods in 2018. Adjusted for stage-length, RASK increased 4.5% in 4Q19.
▪	Passenger traffic grew 31.1% on a capacity increase of 30.5% resulting in a load factor of 83.4%, 0.4 percentage points higher than in 4Q18.
▪	CASK decreased 6.6% in 4Q19 and increased 0.8% in 2019. Excluding the impact of the end of the payroll tax relief, CASK would have decreased 8.9% in 4Q19 and 1.9% in 2019.
▪	At the end of 4Q19, total liquidity position was R$4.3 billion, representing 37% of the last twelve months’ revenues. The Company generated R$270 million in free cash flow during the year.
▪	Azul’s adjusted net debt to EBITDA leverage ratio was 3.3x at the end of the year. Excluding aircraft received during the quarter, leverage would have been 2.7x.
▪	Azul’s passenger operating fleet totaled 140 aircraft at the end of the quarter, including 47 next-generation, which represented 42% of total capacity in 2019.
▪	TudoAzul increased its gross billings ex-Azul 41.0% in 4Q19 and ended the year with 12 million members.
▪	Azul Cargo recorded a revenue growth of 53% in 4Q19 and 45% in the full year compared to the same period in 2018.

Fourth Quarter Results 2019

Management Comments

Thanks to the dedication of our Crewmembers, we delivered another year of outstanding results. As we go into a period of significant uncertainty following the outbreak of Covid-19 virus, it is reassuring to note that in 2019 we were the fastest growing and most profitable airline in Brazil, while always prioritizing our high customer experience standards.

Our top line grew 26% in 2019, reaching R$11.4 billion, and adjusted EBITDA was R$3.6 billion, 34% higher than in 2018. Adjusted operating income was R$2.0 billion, representing a margin of 17.8%, in line with our market guidance, and 2.1 percentage points higher than in 2018. Adjusted net income for the period totaled R$1.2 billion, compared to R$896.6 million in the previous year.

In 2019 passenger demand grew at a healthy 24% led by the strength of our network, a more positive macroeconomic scenario and consolidation in the Brazilian airline sector. As a result, we increased unit revenue by 3.4%, while simultaneously growing 22% in terms of capacity year over year. Unit cost, or CASK, decreased 6.6% in the fourth quarter and increased 0.8% over the year. Excluding the impact of the end of the payroll tax relief, CASK would have decreased 8.9% in the fourth quarter and 1.9% in 2019.

As promised, we maintained our operating margin expansion together with a solid growth strategy. We continue transforming our fleet, and in 2019 we added 26 next-generation aircraft to our network, ending the year with 47 next-generation aircraft, representing 42% of our annual capacity. By 2022 we expect our entire narrowbody fleet will be next-generation, resulting in significant cost savings and reduction in fuel consumption, years ahead of our competition. Our fleet transformation plan is in line with our commitment to become an increasingly efficient and sustainable airline, engaged in mitigating climate change and promoting economic development by connecting local communities.

Our new aircraft have enabled us to strengthen our network, encouraging more and more people to access the 116 destinations we serve, eight of which were added to the network in 2019. We are the leading airline in 83% of our 249 routes, and are therefore proud to see Azul’s role in connecting and promoting local development, taking Brazilians wherever they need to go and providing growth opportunities for several regions of Brazil, which until our arrival were not easily accessible.

Another important factor that contributes to healthy margins and a solid balance sheet is the great synergy between our business units. TudoAzul, our wholly-owned loyalty program, had a 31% increase in gross billings compared to the previous year, totaling 12 million members at the end of the year. In 4Q19, gross billings increased 41% year over year.

At the same time, Azul Cargo Express had an excellent performance and reached revenue growth of 45% compared to 2018, driven by the increase in cargo volume and our expanding presence in e-commerce. We ended 2019 with a 23% share of cargo volume transported in Brazil, the second highest in the country, underlining the importance of our unique network and the capillarity support it provides.

Azul’s exceptional customer service was recognized by the public. In addition to recording an average Net Promoter Score of 57 in 2019, we received six awards by TripAdvisor Travelers’ Choice Awards, including one of the Top 10 Best Airlines in the world and Best Airline in Latin America. We also won the award for best customer service team in South America by Skytrax for the fourth time, and, for the ninth consecutive year, the site’s users also ranked us best regional airline.

Over the coming years, we will maintain our margin expansion plan and healthy growth pace across all our business segments. For 2020, we are closely monitoring the impact of Covid-19 on the Brazilian economy and are preparing ourselves to react as swiftly as needed. We are no strangers to short-term challenges and remain confident in our long-term targets, proud of our Crewmembers and delighted to serve our customers while delivering great results to our shareholders.

John Rodgerson, CEO of Azul S.A.

Fourth Quarter Results 2019

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods have been restated to reflect adoption of the new IFRS 16 accounting standards.

Income statement (R$ million)[1]	4Q19	4Q18	% ∆	2019	2018	% ∆

OPERATING REVENUES
Passenger	3,098.0	2,340.6	32.4%	10,907.9	8,670.1	25.8%
Cargo and other revenues	153.9	114.6	34.3%	534.4	386.9	38.1%
Total operating revenues	3,251.9	2,455.2	32.5%	11,442.3	9,057.1	26.3%

OPERATING EXPENSES
Aircraft fuel	831.5	766.8	8.4%	3,085.6	2,644.3	16.7%
Salaries, wages and benefits	502.2	354.6	41.6%	1,868.4	1,413.0	32.2%
Depreciation and amortization	446.8	331.8	34.7%	1,591.4	1,284.1	23.9%
Landing fees	194.4	148.9	30.6%	725.0	592.1	22.4%
Traffic and customer servicing	129.1	99.8	29.3%	476.5	395.4	20.5%
Sales and marketing	123.3	106.6	15.7%	444.1	368.7	20.5%
Maintenance materials and repairs	70.1	33.0	112.5%	281.6	238.5	18.1%
Other operating expenses	171.7	185.4	-7.4%	938.4	701.2	33.8%
Total operating expenses	2,469.1	2,026.9	21.8%	9,410.9	7,637.2	23.2%
Operating income	782.8	428.3	82.8%	2,031.4	1,419.9	43.1%
Operating Margin	24.1%	17.4%	+6.6 p.p.	17.8%	15.7%	+2.1 p.p.

FINANCIAL RESULT
Financial income	13.0	15.9	-18.0%	72.1	74.5	-3.3%
Financial expenses	(409.8)	(294.4)	39.2%	(1,329.5)	(1,094.8)	21.4%
Derivative financial instruments	21.8	(52.4)	n.a.	325.5	298.1	9.2%
Foreign currency exchange, net	436.0	279.0	56.3%	(391.9)	(1,306.1)	-70.0%
Result from related party transactions, net	9.2	87.9	-89.5%	(17.0)	381.7	n.a.
Income before income taxes	853.1	464.3	83.7%	690.6	(226.7)	n.a.
Income tax and social contribution	(0.3)	(8.7)	-96.2%	(2.2)	(11.2)	-80.1%
Deferred income tax	20.0	(80.0)	n.a.	135.4	(171.6)	n.a.
Net income	872.8	375.6	132.4%	823.7	(409.5)	n.a.
Net margin	26.8%	15.3%	+11.5 p.p.	7.2%	-4.5%	n.a.

Adjusted net income	436.7	96.6	352.2%	1,215.7	896.6	35.6%
Adjusted net margin	13.4%	3.9%	+9.5 p.p.	10.6%	9.9%	+0.7 p.p.

Fully diluted shares	344.6	343.0	0.5%	343.0	342.8	0.0%
Diluted EPS	2.53	1.10	131.3%	2.40	(1.19)	n.a.
Diluted EPADR	1.89	0.85	121.4%	1.79	(0.92)	n.a.
Adjusted EPS[2]	1.27	0.28	350.1%	3.54	2.62	35.5%
Adjusted EPADR[2]	0.95	0.22	336.0%	2.63	2.03	29.9%

1 Adjusted for non-recurring items totaling R$3.2 billion in 2019 and R$226.3 million in 2018. For more information, see page 12.

2 EPS and EPADR adjusted for foreign currency exchange. One ADR equals three preferred shares (PNs).

Fourth Quarter Results 2019

Operating Data	4Q19	4Q18	% ∆	2019	2018	% ∆

ASKs (million)	9,686	7,425	30.5%	35,868	29,353	22.2%
Domestic	7,432	5,707	30.2%	27,521	22,103	24.5%
International	2,254	1,718	31.2%	8,348	7,250	15.1%
RPKs (million)	8,080	6,162	31.1%	29,941	24,156	23.9%
Domestic	6,155	4,668	31.9%	22,790	17,856	27.6%
International	1,925	1,494	28.8%	7,151	6,300	13.5%
Load factor (%)	83.4%	83.0%	+0.4 p.p.	83.5%	82.3%	+1.2 p.p.
Domestic	82.8%	81.8%	+1.0 p.p.	82.8%	80.8%	+2.0 p.p.
International	85.4%	87.0%	-1.6 p.p.	85.7%	86.9%	-1.2 p.p.

Average fare (R$)	419.9	395.7	6.1%	394.2	375.0	5.1%
Revenue passengers (thousands)	7,378	5,915	24.7%	27,674	23,122	19.7%
Block hours	127,498	109,648	16.3%	495,362	433,945	14.2%
Aircraft utilization (hours per day)	10.9	10.6	3.0%	11.3	10.4	8.7%
Departures	77,481	65,848	17.7%	295,354	262,312	12.6%
Average stage length (km)	1,064	1,005	5.9%	1,050	1,006	4.3%
End of period operating aircraft	142	125	13.6%	142	125	13.6%
Average operating fleet	137	121	12.6%	130	119	9.1%
Fuel consumption (thousands of liters)	318,481	262,252	21.4%	1,203,486	1,035,816	16.2%
Employees	13,189	11,807	11.7%	13,189	11,807	11.7%
End of period employees per aircraft	93	94	-1.7%	93	94	-1.7%

Yield per passenger kilometer (cents)	38.34	37.99	0.9%	36.43	35.89	1.5%
RASK (cents)	33.57	33.07	1.5%	31.90	30.86	3.4%
PRASK (cents)	31.98	31.52	1.5%	30.41	29.54	3.0%
CASK (cents) [1]	25.49	27.30	-6.6%	26.24	26.02	0.8%
CASK ex-fuel (cents) [1]	16.91	16.97	-0.4%	17.63	17.01	3.7%
Fuel cost per liter	2.61	2.92	-10.7%	2.56	2.55	0.4%
Break-even load factor (%)	63.3%	68.5%	-5.2 p.p.	68.7%	69.4%	-0.7 p.p.

Average exchange rate	4.12	3.81	8.1%	3.95	3.65	8.0%
End of period exchange rate	4.03	3.87	4.0%	4.03	3.87	4.0%
Inflation (IPCA - LTM)	4.31%	3.75%	+0.6 p.p.	4.31%	3.75%	+0.6 p.p.
WTI (average per barrel, US$)	56.87	59.34	-4.2%	57.64	64.89	-11.2%
Heating Oil (US$)	191.41	207.33	-7.7%	193.23	206.92	-6.6%

1 Adjusted for non-recurring items totaling R$3.2 billion in 2019 and R$226.3 million in 2018. For more information, see page 12.

Operating Revenue

In 4Q19, Azul recorded an operating revenue of R$3.3 billion, 32.5% higher than the same period last year, due to a 32.4% increase in passenger revenue and a 34.3% increase in cargo and other revenue.

Passenger traffic (RPK) increased 31.1% on a capacity growth of 30.5%, representing a load factor of 83.4%, 0.4 percentage points higher than 4Q18. PRASK increased 1.5% year over year driven by higher load factor and yields.

Cargo and other revenue increased 34.3% or R$39.3 million, mainly due to a 53% increase in cargo revenue.

Fourth Quarter Results 2019

R$ cents	4Q19	4Q18	% ∆	2019	2018	% ∆
Operating revenue per ASK
Passenger revenue	31.98	31.52	1.5%	30.41	29.54	3.0%
Cargo and other revenues	1.59	1.54	2.9%	1.49	1.32	13.0%
Operating revenue (RASK)	33.57	33.07	1.5%	31.90	30.86	3.4%
Operating expenses per ASK [1]
Aircraft fuel	8.58	10.33	-16.9%	8.60	9.01	-4.5%
Salaries, wages and benefits	5.18	4.78	8.5%	5.21	4.81	8.2%
Depreciation and amortization	4.61	4.47	3.2%	4.44	4.37	1.4%
Landing fees	2.01	2.01	0.1%	2.02	2.02	0.2%
Traffic and customer servicing	1.33	1.34	-0.8%	1.33	1.35	-1.4%
Sales and marketing	1.27	1.44	-11.3%	1.24	1.26	-1.4%
Maintenance materials and repairs	0.72	0.44	62.9%	0.78	0.81	-3.4%
Other operating expenses	1.77	2.50	-29.0%	2.62	2.39	9.5%
Total operating expenses (CASK)	25.49	27.30	-6.6%	26.24	26.02	0.8%
Operating income per ASK (RASK - CASK)	8.08	5.77	40.1%	5.66	4.84	17.1%

1 Adjusted for non-recurring items totaling R$3.2 billion in 2019 and R$226.3 million in 2018. For more information, see page 12.

Operating Expenses

Operating expenses excluding non-recurring items totaled R$2.5 billion, representing an increase of 21.8% over 4Q18. Cost per ASK (CASK) decreased 6.6% mainly due to (i) the 30.5% increase in ASKs, (ii) the addition of more fuel-efficient aircraft to our fleet, and (iii) the 10.7% reduction in fuel price per liter. Unit cost reduction was partially offset by the end of a 20% payroll tax relief effective January 2019. Excluding the effect of the end of the payroll tax relief, CASK would have decreased 8.9%.

The breakdown of our operating expenses is as follows:

▪

Aircraft fuel increased 8.4% year over year to R$831.5 million mostly due to a 16.3% increase in the number of block hours partially offset by the introduction of more fuel-efficient aircraft to our fleet and the 10.7% reduction in fuel price per liter. On a per-ASK basis, aircraft fuel decreased 16.9%.

▪

Salaries, wages and benefits grew 41.6% or R$147.5 million year over year, mainly due to (i) our 30.5% growth in terms of ASKs, (ii) the end of the payroll tax relief since January 2019, and (iii) a provision of R$30.0 million in profit sharing. Excluding the effect of the payroll tax relief of R$60.9 million, salaries per ASK would have decreased 4.6%.

▪

Depreciation and amortization grew 34.7% or R$115.0 million, mainly due to a net addition of 23 aircraft to the fleet during 2019 and an increase in the capitalization of heavy maintenance checks. On a per-ASK basis, depreciation and amortization increased 3.2%.

▪

Landing fees expenses increased 30.6% or R$45.5 million in 4Q19 compared to 4Q18, mostly due to the 30.5% increase in ASKs and price adjustments. Landing fees per ASK increased slightly by 0.1%.

▪

Traffic and customer servicing expenses increased 29.3% or R$29.3 million in 4Q19, mostly due to a 24.7% growth in the number of passengers transported year over year. On a per-ASK basis, traffic and customer servicing expenses decreased 0.8%.

▪

Sales and marketing increased 15.7% or R$16.7 million, mostly due to the 32.4% increase in passenger revenues leading to an increase in credit card fees and commissions, partly offset by lower advertising expenses. On a per-ASK basis, sales and marketing decreased 11.3%.

▪

Maintenance materials and repairs increased R$37.1 million mostly due to a higher number of aircraft in our fleet resulting in an increase in maintenance repair and overhaul fee payments. Maintenance materials and repairs per ASK increased 62.9%

Fourth Quarter Results 2019

▪

Other operating expensesdecreased 7.4% compared to 4Q18 mainly as a result of cost cutting initiatives and negotiations with commercial partners implemented by the Company during the quarter. On a per-ASK basis, other operating expenses decreased 29.0% compared to 4Q18.

Non-Operating Results

Net financial results (R$ million)	4Q19	4Q18	% ∆	2019	2018	% ∆

Financial income	13.0	15.9	-18.0%	72.1	74.5	-3.3%
Financial expenses	(409.8)	(294.4)	39.2%	(1,329.5)	(1,094.8)	21.4%
Derivative financial instruments	21.8	(52.4)	n.a.	325.5	298.1	9.2%
Foreign currency exchange, net	436.0	279.0	56.3%	(391.9)	(1,306.1)	-70.0%
Net financial results	61.1	(51.9)	n.a.	(1,323.9)	(2,028.3)	-34.7%

Financial expenses increased 39.2% mainly due to an increase of lease interest payments from the net addition of 23 new aircraft to our balance sheet over the last twelve months, and the 8.1% average depreciation of the Brazilian real in 4Q19 compared to the same period in 2018.

Derivative financial instruments resulted in a net gain of R$21.8 million in 4Q19 mostly due to gains in fuel hedge positions.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency gain of R$436.0 million, primarily due to the 3.2% end of period appreciation of the Brazilian real from September 30, 2019 to December 31, 2019 resulting in a decrease in loans denominated in foreign currency.

Liquidity and Financing

Azul closed the quarter with R$4.3 billion in cash, cash equivalents, short-term and long-term investments, and receivables, R$230.1 million higher than in 4Q18, representing 37% of its last twelve months’ revenue. The company has no restricted cash and also held deposits and maintenance reserves totaling R$1.7 billion as of December 31, 2019, which are not included in its cash position.

Liquidity (R$ million)	4Q19	4Q18	% ∆	3Q19	% ∆
Cash[1]	3,107.6	2,974.3	4.5%	2,943.3	5.6%
Accounts receivable	1,165.9	1,069.1	9.1%	1,424.1	-18.1%
Total Liquidity	4,273.5	4,043.4	5.7%	4,367.4	-2.2%
Liquidity as % of LTM adjusted revenues	37.3%	44.6%	-7.3 p.p.	41.0%	-3.7 p.p.
[1] Includes cash and cash equivalents and short-term and long-term investments.

Total debt adjusted for currency hedges increased 13.2% to R$15.0 billion compared to September 30, 2019, mostly due to the net addition of 13 new aircraft during the period.

Azul’s leverage ratio measured as net debt to EBITDA was 3.3x. Excluding the debt related to the 13 aircraft received in 4Q19, which did not generate EBITDA for the full quarter, leverage would have been 2.7x. As of December 31, 2019, Azul’s average debt maturity excluding lease liabilities was 3.4 years with an average interest rate of 5.0%. Local and dollar-denominated obligations average interest rate was 4.8% and 5.5%, respectively. Additionally, considering currency swap agreements, 100% of the Company’s non-aircraft debt was denominated in Brazilian reais at the end of the quarter.

Fourth Quarter Results 2019

Loans and financing (R$ million)[1]	4Q19	4Q18	% ∆	3Q19	% ∆

Operating lease liabilities	11,118.4	7,805.0	42.5%	9,529.2	16.7%
Finance lease liabilities	988.3	1,114.7	-11.3%	1,051.0	-6.0%
Sublease receivables	(279.5)	(361.7)	-22.7%	(309.2)	-9.6%
Other aircraft loans and financing	1,060.5	292.9	262.1%	836.7	26.7%

Loans and financing	2,457.6	2,463.2	-0.2%	2,558.6	-3.9%
Currency hedges	(321.7)	(240.4)	33.8%	(394.1)	-18.4%
% of non-aircraft debt in local currency	100%	100%	+0.0 p.p.	100%	+0.0 p.p.

Gross debt	15,023.5	11,073.7	35.7%	13,272.1	13.2%
Short term	1,970.7	1,323.1	48.9%	1,656.4	19.0%
Long term	13,052.9	9,750.7	33.9%	11,615.7	12.4%

1 Considers the effect of hedges on debt, net of aircraft sublease receivables.

The table below presents additional information related to our leases as of December 31, 2019:

(R$ million)	4Q19	3Q19	% ∆	2019

Operating leases
Payments made	499.8	484.4	3.2%	1,865.5
Sublease cash received	31.7	34.9	-9.1%	126.1
Weighted average remaining lease term	8.3	7.6	8.2%	8.3
Weighted average discount rate	8.2%	8.6%	-0.4 p.p.	8.2%

Finance leases
Payments	52.0	102.6	-49.3%	270.0
Weighted average remaining lease term	4.2	4.5	-5.8%	4.2
Weighted average discount rate	6.2%	6.6%	-0.4 p.p.	6.2%

Azul’s key financial ratios and debt maturity are presented below:

Key financial ratios (R$ million)	4Q19	4Q18	% ∆	3Q19	% ∆

Cash[1]	3,107.6	2,974.3	4.5%	2,943.3	5.6%
Gross debt	15,023.5	11,073.7	35.7%	13,272.1	13.2%
Net debt	11,915.9	8,099.4	47.1%	10,328.8	15.4%
Net debt / EBITDA (LTM)	3.3	3.0	9.8%	3.3	0.4%
Net debt / EBITDA (LTM) adjusted for new aircraft	2.7	3.0	-9.9%	3.0	-10.0%

1 Includes cash and cash equivalents and short-term and long-term investments.

Fourth Quarter Results 2019

Debt maturity* (R$ million)

  * Adjusted for currency swaps.

Fleet and Capital Expenditures

As of December 31, 2019, Azul had a total operating fleet of 142 aircraft with an average age of 5.8 years. The Company’s contractual fleet totaled 166 aircraft, of which 19 were held under finance leases and 147 under operating leases. The 24 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, six aircraft being prepared to exit the fleet and three A320neo family aircraft in process of entering service.

Total Contractual Fleet

Aircraft	Number of seats	4Q19	4Q18	% ∆	3Q19	% ∆
A330	242-271	8	7	14.3%	8	0.0%
A330neo	298	2	-	n.a.	1	100.0%
A320neo Family	174-214	41	20	105.0%	32	28.1%
E195-E2	136	4	-	n.a.	1	300.0%
E-Jets	106-118	70	72	-2.8%	70	0.0%
ATRs	70	39	42	-7.1%	39	0.0%
B737 Freighter	-	2	2	0.0%	2	0.0%
Total[1]		166	143	16.1%	153	8.5%
Aircraft under operating leases		147	123	19.5%	134	9.7%

1 Includes 15 aircraft subleased to TAP.

Total Operating Fleet

Aircraft	Number of seats	4Q19	4Q18	% ∆	3Q19	% ∆
A330	242-271	8	7	14.3%	8	0.0%
A330neo	298	2	-	n.a.	1	100.0%
A320neo Family	174-214	38	20	90.0%	32	18.8%
E195-E2	136	4	-	n.a.	-	n.a.
E-Jets	106-118	55	63	-12.7%	57	-3.5%
ATRs	70	33	33	0.0%	33	0.0%
B737 Freighter	-	2	2	0.0%	2	0.0%
Total		142	125	13.6%	133	6.8%

Fourth Quarter Results 2019

Capex

Cash capital expenditures totaled R$463.9 million in 4Q19, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events, partially offset by resources received from the finance engine maintenance credit facility closed with Overseas Private Investment Corporation (OPIC).

(R$ million)	4Q19	4Q18	% ∆	2019	2018	% ∆
Aircraft related	326.7	134.7	142.4%	834.8	636.4	31.2%
Maintenance and checks	145.1	55.1	163.3%	539.5	331.8	62.6%
Pre-delivery payments	7.3	27.2	-73.2%	28.8	27.2	6.0%
Other	70.8	52.2	35.6%	245.9	91.0	170.2%
Engine maintenance credit facility (OPIC)	(86.0)	-	n.a.	(221.0)	-	n.a.
Acquisition of property and equipment	463.9	269.3	72.3%	1,427.9	1,086.4	31.4%
Net proceeds from sale of property and equipment	-	-	n.a.	(59.4)	(363.2)	-83.6%
Net CAPEX	463.9	269.3	72.3%	1,368.6	723.3	89.2%

Fourth Quarter Results 2019

Environmental, Social and Governance (“ESG”) Responsibility

The table below presents Azul’s key ESG information, according to the Sustainability Accounting Standards Board (SASB) standard for the airline industry.

ESG KEY INDICATORS	2019	2018	% ∆
Environmental

Fuel
Total fuel consumed per ASK (GJ / ASK, million)	1,260.6	1,325.5	-4.9%
Total fuel consumed (GJ x 1000)	45,216	38,908	16.2%
Fleet
Average age of operating fleet	5.8	5.9	-0.9%
Social

Labor Relations
Employee gender: (%) male	59.0	58.0	1.7%
(%) female	41.0	42.0	-2.4%
Employee monthly turnover (%)	1.2	1.0	26.3%
% of employee covered under collective bargaining agreements	100	100	0.0%
Number and duration of strikes and lockout (# days)	0	0	n.a.
Volunteers	2,193	1,914	14.6%
Customer & Company Behavior
Amount of legal and regulatory fines and settlements associated with anti-competitive practices	0	0	n.a.
Safety
Number of accidents	0	0	n.a.
Number of governmental enforcement actions and aviation safety	0	0	n.a.
Governance

Management
Independent directors (%)	82.0	82.0	0.0%
Percent of board members that are women	9.0	9.0	0.0%
Board of directors average age	57.1	56.1	1.8%
Director meeting attendance (%)	87.9	99.0	-11.2%
Board size	11	11	0.0%
Participation of woman in leadership positions (%)	39.4	32.0	23.1%

Fourth Quarter Results 2019

2020 Outlook

While we are closely monitoring the potential impact of COVID-19 on our 2020 results, our top priority remains the health and safety of our crewmembers and customers.

Based on the best information available, we are taking measures to reduce any potential impact:

1)     Reducing international capacity by 20% to 30% to reflect a lower demand environment

2)     Preemptively reducing domestic growth

3)     Continuing the replacement of E1s to E2s while putting incremental deliveries on hold

4)     Implementing a hiring freeze and launching an unpaid leave of absence program

5)     Negotiating new payment terms with commercial partners

Before the outbreak of the virus, our original guidance pointed to continued margin expansion and top line growth. Given the uncertainty related to the impact of the spread of the virus we are suspending our original guidance until we have more visibility.

	2019 Actual	2020 Guidance (Suspended)
Total ASK growth	22.2%	20% ± 2p.p.
CASK	0.8%	-3% ± 1p.p.
Operating margin	17.8%	20% ± 1p.p.

Fourth Quarter Results 2019

Non-Recurring Items Reconciliation

Our IFRS results include the impacts of charges that are deemed non-recurring items, which we believe make our results difficult to compare to prior periods as well as future periods and guidance. In 4Q19 we recognized R$3.2 billion of non-recurring items consisted of an impairment charge related to the difference between the book value and expected recoverable amount of our E1s, the write-off of E1 inventory and spare parts, expected aircraft sale losses, delivery expenses, and contractual early termination fees.

The table below provides a reconciliation of our IFRS reported amounts to the non-IFRS amounts excluding non-recurrent items. For more information on the impairment charge see note 1 in our financial statements.

4Q19 Non-recurring adjustments	As recorded	Adjustment	Adjusted

Operating expenses	5,654.9	(3,185.8)	2,469.1
Aircraft fuel	831.5	-	831.5
Salaries, wages and benefits	502.2	-	502.2
Depreciation and amortization	2,501.1	(2,054.4)	446.8
Landing fees	194.4	-	194.4
Traffic and customer servicing	129.1	-	129.1
Sales and marketing	123.3	-	123.3
Maintenance materials and repairs	142.7	(72.5)	70.1
Other operating expenses	1,230.6	(1,058.9)	171.7
Operating income	(2,403.0)	3,185.8	782.8
EBITDA	98.1	1,131.5	1,229.6
Net income	(2,313.1)	3,185.8	872.8
Basic net income per PN share (R$)	2.53	-	2.53
Diluted net income per PN share (R$)	1.89	-	1.89

IFRS 16 Restated Quarterly Financials

Following the adoption of IFRS 16, Azul revised its aircraft redelivery costs accounting policy in 4Q19 to better adhere to the new standard requirements. The change in policy has resulted in the restatement of the Company’s quarterly results and financial position in 2019 and 2018. For further information see note 3.19 of the Company’s financial statements.

Restated quarterly financials are available at https://ri.voeazul.com.br/en/investor-information/interactive-spreadsheet/

Fourth Quarter Results 2019

Recent Developments

Acquisition of TwoFlex

In February, Azul Linhas Aéreas Brasileiras, a wholly-owned subsidiary of Azul and Two Taxi Aereo, “TwoFlex”, signed a purchase agreement for R$123 million. The closing of this transaction is subject to the approval by the Brazilian Administrative Council for Economic Defense - CADE

TwoFlex offers regular passenger and cargo service to 39 destinations in Brazil, of which only seven destinations are currently being served by Azul. The airline also holds 14 daily departure and arrival slots on the auxiliary runway of Congonhas, São Paulo’s downtown airport. Its fleet is composed of 17 owned Cessna Caravan aircraft, a regional turboprop with a capacity of 9 passengers.

Sublease of 53 Embraer 195s

Also in February, Azul announced the sublease of 53 of its Embraer E195 aircraft E1s to LOT, Poland’s flag carrier, and Breeze Aviation Group, a U.S based start-up airline. The announcement follows Azul’s strategy to replace its entire domestic fleet of E1 jets with larger, next-generation E2 aircraft that are more fuel-efficient due to new engine technology. All E1s are expected to be phased out by the end of 2022 and will be subleased at least until the end of the original operating lease term.

The sublease agreement with Breeze Aviation was submitted for shareholders’ approval on March 2, 2020 and was approved by 97% of the votes received.

Fourth Quarter Results 2019

Conference Call Details

Thursday, March 12th, 2020

11:00 a.m. (EST) | 12:00 p.m. (Brasília time)

USA: +1 412 717-9627

Brazil: +55 11 3181-8565 or +55 11 4210-1803

Verbal Code: Azul

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 8622178#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 142 aircraft and more than 12,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Fourth Quarter Results 2019

Balance Sheet – IFRS (Unaudited)

(R$ million)	December 31, 2019	December 31, 2018	September 30, 2019
Assets	19,197.5	16,094.4	18,853.1
Current assets	4,138.7	3,756.4	4,049.0
Cash and cash equivalents	1,647.9	1,169.1	1,522.1
Short-term investments	62.0	517.4	41.1
Trade and other receivables	1,165.9	1,069.1	1,424.1
Sublease receivables	75.1	73.7	84.8
Inventories	260.9	200.1	263.9
Security deposits and maintenance reserves	258.2	210.4	-
Assets held for sale	51.9	-	-
Taxes recoverable	139.7	283.8	359.9
Derivative financial instruments	168.1	6.7	114.8
Prepaid expenses	139.4	115.5	91.8
Other current assets	169.8	110.6	146.6
Non-current assets	15,058.8	12,338.0	14,804.1
Long-term investments	1,397.7	1,287.8	1,380.2
Sublease receivables	204.5	288.1	224.4
Security deposits and maintenance reserves	1,393.3	1,336.4	1,627.8
Derivative financial instruments	657.8	588.7	750.5
Prepaid expenses	22.2	21.7	5.9
Taxes recoverable	244.6	-	-
Other non-current assets	497.6	397.4	549.7
Right of use assets - leased aircraft and other assets	7,087.4	4,926.3	6,055.7
Right of use assets - maintenance of leased aircraft	497.4	632.9	781.0
Property and equipment	1,968.8	1,842.2	2,378.2
Intangible assets	1,087.5	1,016.6	1,050.8
Liabilities and equity	19,197.5	16,094.4	18,853.1
Current liabilities	6,862.0	5,275.9	6,142.7
Loans and financing	481.2	158.8	273.6
Current maturities of lease liabilities	1,585.2	1,237.9	1,493.0
Accounts payable	1,626.6	1,450.4	1,608.5
Air traffic liability	2,094.3	1,672.5	1,962.9
Salaries, wages and benefits	357.6	244.0	382.9
Insurance premiums payable	49.9	35.0	1.4
Taxes payable	49.1	57.0	33.0
Federal tax installment payment program	13.5	9.7	9.7
Derivative financial instruments	81.2	181.0	129.3
Provisions	323.4	36.1	56.4
Other current liabilities	200.0	193.5	191.9
Non-current liabilities	15,854.6	11,968.5	13,976.6
Loans and financing	3,036.9	2,597.3	3,121.7
Long-term obligations under lease liabilities	10,521.4	7,681.8	9,087.2
Derivative financial instruments	229.0	260.0	302.6
Deferred income taxes	242.5	293.2	262.5
Federal tax installment payment program	119.3	95.7	88.4
Provision	1,489.9	713.9	880.9
Other non-current liabilities	215.6	326.5	233.4
Equity	(3,519.2)	(1,150.0)	(1,266.2)
Issued capital	2,243.2	2,209.4	2,240.6
Capital reserve	1,928.8	1,918.4	1,921.9
Treasury shares	(15.6)	(10.6)	(8.1)
Accumulated other comprehensive income (loss)	(159.3)	(154.0)	(217.3)
Accumulated losses	(7,516.4)	(5,113.3)	(5,203.3)

Fourth Quarter Results 2019

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	4Q19	4Q18	% ∆	2019	2018	% ∆

Cash flows from operating activities
Income for the period	(2,305.6)	697.2	n.a.	(2,403.1)	(635.7)	278.0%
Total non-cash adjustments	3,198.7	58.4	5376.6%	5,737.4	3,608.3	59.0%
Total working capital adjustments	271.0	86.9	211.8%	231.8	(439.3)	n.a.
Net cash flows provided by operations	1,164.1	842.5	38.2%	3,566.1	2,533.3	40.8%
Income tax and social contribution paid	(0.8)	-	n.a.	(2.4)	-	n.a.
Interest paid	(271.5)	(243.2)	11.6%	(969.1)	(845.3)	14.6%
Net cash provided by operating activities	891.7	599.3	48.8%	2,594.6	1,688.0	53.7%

Cash flows from investing activities
Short-term investment	(20.6)	152.9	n.a.	461.4	544.0	-15.2%
Long-term investment	-	-	n.a.	(96.2)	-	n.a.
Restricted investments	-	-	n.a.	-	5.6	n.a.
Cash received on sale of property and equipment	-	-	n.a.	59.4	363.2	-83.6%
Loan granted to third parties	-	-	n.a.	(51.0)	-	n.a.
Acquisition of intangible	(53.6)	(28.0)	91.5%	(132.5)	(100.2)	32.2%
Acquisition of property and equipment	(463.9)	(269.3)	72.3%	(1,428.0)	(1,086.4)	31.4%
Net cash (used) provided by investing activities	(538.2)	(144.3)	272.9%	(1,186.8)	(273.8)	333.4%

Cash flows from financing activities
Loans
Proceeds	184.5	-	n.a.	592.3	98.9	498.7%
Repayment	(27.6)	(44.1)	-37.6%	(110.0)	(747.2)	-85.3%
Debentures
Proceeds	-	200.0	n.a.	-	700.0	n.a.
Repayment	(24.2)	(44.4)	-45.5%	(64.3)	(168.1)	-61.7%
Repayment lease debt	(381.2)	(283.3)	34.6%	(1,372.7)	(1,082.2)	26.8%
Capital increase	5.2	16.5	-68.6%	37.8	47.6	-20.7%
Treasury shares	(7.7)	(1.1)	571.7%	(12.9)	(12.2)	5.5%
Loan to shareholder	-	-	n.a.	-	76.9	n.a.
Sales and leaseback	-	-	n.a.	16.3	11.9	36.9%
Net cash (used) provided by financing activities	(251.0)	(156.5)	60.4%	(913.5)	(1,074.3)	-15.0%

Exchange gain and (losses) on cash and cash equivalents	23.3	(23.0)	n.a.	(15.6)	67.0	n.a.

Increase (decrease) in cash and cash equivalents	125.8	275.5	-54.3%	478.7	406.8	17.7%

Cash and cash equivalents at the beginning of the period	1,522.1	893.7	70.3%	1,169.1	762.3	53.4%
Cash and cash equivalents at the end of the period	1,647.9	1,169.1	40.9%	1,647.9	1,169.1	40.9%

Fourth Quarter Results 2019

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDA

Earnings before interest, taxes, depreciation, and amortization.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Fourth Quarter Results 2019

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDA, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 12, 2020

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer